UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: July 15, 2009
(Date of earliest event reported)

Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055
_____

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814**
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On July 15, 2009, Timberline Resources Corporation (the "Company") issued a press release entitled "Timberline Resumes Drilling at Butte Highlands" A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated July 15, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

By: /s/ Randal Hardy

Randal Hardy
Chief Executive Officer, Chief Financial Officer
and Director

Date: July 15, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated April 30, 2009.

Exhibit 99.1

PRESS RELEASE

Timberline Resumes Drilling at Butte Highlands

July 15, 2009 – Coeur d'Alene, ID – **Timberline Resources Corporation (NYSE Amex: TLR)** today announced commencement of its 2009 core drilling and surface reverse circulation (RC) drilling program at the Butte Highlands Gold Project. The core program is a follow up to the discovery in hole BH-DDH 08-03 with the goal to expand the current outlined areas of mineralization, while the RC program is a continuation of the Company's hydrologic mine modeling.

In the 2008 core drill program, hole BH-DDH 08-03 was drilled 100 feet northwest of previously tested mineralized boundaries. The hole returned several mineralized gold intervals, including 2.0 feet of 0.62 ounces per ton (oz/t), 37.0 feet of 0.22 oz/t, 5.0 feet of 0.26 oz/t, 9.0 feet of 0.43 oz/t, and 35.0 feet of 0.14 oz/t. These results demonstrate the northwest extension of the Upper, Middle, and Lower zones, while the latter two intervals comprise a new discovery at depth or a potential offset portion of previously-identified zones. In addition, historic core hole BH 94-17 intersected portions of the mineralized zone returning 27.2 feet of 0.27 oz/t, which included 13.5 feet of 0.29 oz/t and 7.9 feet of 0.42 oz/t. The current 4-hole core drill program is designed to further test the strike and up-dip continuity of the mineralization encountered in both BH-DDH 08-03 and BH 94-17 and to increase the current mineral estimates. The additional data will be incorporated into the mine model for development planning.

Timberline Vice-President of Exploration Paul Dircksen stated, "This program will have no impact on current underground development timelines at Butte Highlands, however both the extension and the discovery have the potential to greatly increase mineral estimates which could extend mine life and improve overall economics."

Mr. Dircksen added, "Given the depth and relative difficulty of surface drilling at Butte Highlands, we redesigned the program for 2009, reducing the number of surface holes and prioritizing the rapid development of the exploration decline to expedite drilling from underground. These drill programs are part of this process."

In addition to the core program, four RC holes will be drilled to further define the hydrologic model for the underground mine development planned to begin following receipt of approval by the Montana Department of Environmental Quality (DEQ) for the Underground Exploration Plan. The hydrologic holes will test the water volumes and be used as environmental monitor wells throughout the life of the mine.

Butte Highlands is located 15 miles south of Butte, Montana within a favorable geologic domain that has hosted several multi-million ounce gold deposits including Butte, Golden Sunlight, Montana Tunnels, and Virginia City. The property was extensively drilled by Placer Dome, Battle Mountain, ASARCO, and Orvana Minerals in the 1980s and 1990s, and contains historic mineralization outlined by Orvana (not compliant with NI 43-101 or SEC Guide 7) exceeding 500,000 ounces of gold at a grade of nearly 0.30 ounces of gold per ton (oz/t). Past drilling highlights include gold intercepts of 50 feet of 0.65 oz/t, 31 feet of 1.06 oz/t, and 11.50 feet of 1.99 oz/t.

This press release has been reviewed and approved by Paul Dircksen, a Qualified Person as defined by NI 43-101.

Timberline Resources Corporation has taken the complementary businesses of mining services and mineral exploration and combined them into a unique, forward-thinking investment vehicle that provides investors exposure to both the "picks and shovels" and "blue sky" aspects of the mining industry. Timberline has contract drilling subsidiaries in the western United States and Mexico and an exploration division focused on district-scale gold projects with the potential for near-term, low-cost development. The Company is forming a 50/50 joint-venture with Small Mine Development, LLC at its Butte Highlands Gold Project, which is scheduled for development in 2009. Timberline is listed on the NYSE Amex and trades under the symbol "TLR".

Contact Information:
John Swallow, Chairman
Phone: 208.664.4859